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_____________________________

AISHA HUNT

aisha.hunt@dechert.com
+1 415 262 4594 Direct
+1 415 262 4555 Fax

April 9, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Outlook Funds Trust (the "Trust") Securities Act File No. 333-192063 Post-Effective Amendment No. 6 Investment Company Act File No. 811-22909 Amendment No. 8

Dear Sir or Madam:

In connection with the filing of Post-Effective Amendment No. 6 to the Trust's Registration Statement on Form N-1A, we hereby represent, pursuant to Rule 485(b), that the said Post-Effective Amendment No. 6 filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b).

Very truly yours,

/s/ Aisha J. Hunt

Aisha J. Hunt